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                                  EXHIBIT 99.3

                     CONSENT OF PRICEWATERHOUSECOOPERS LLP,
              INDEPENDENT CHARTERED ACCOUNTANTS FOR TVX GOLD, INC.


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We consent to the inclusion in the Form 40-F of Kinross Gold Corporation ("Kinross") for the year ended December 31, 2003 ("Form 40-F") of our report dated April 16, 2003 (except for note 19(c), which is as of April 28, 2003 and Note 19(b) which is as of May 5, 2003 with respect to the consolidated financial statements of TVX Gold Inc. for the year ended December 31, 2002 ("Auditors' Report"). We also consent to the incorporation by reference of the Auditors' Report included in the Form 40-F in the Registration Statement on Form F-10 (Registration No. 333-102660), and the Registration Statements on Form S-8 (Registration Statements No.'s 333-05776, 033-93926, 0333-82450, 333-08936,
333-09004, 333-12662, 333-13744 and 333-13742) of Kinross.



/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
April 30, 2004